dhx media

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Form of Proxy - Annual General Meeting to be held on December 15, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:30 am, Eastern Time, on December 11, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?**
  Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

17OC14026_013FJA

Appointment of Proxyholder

I/We being holder(s) of DHX Media Ltd. hereby appoint:
Michael Donovan, Executive Chair, or failing him, Dana Landry, Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

☐

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of DHX Media Ltd. to be held at the Four Seasons Hotel, 60 Yorkville Avenue, M4W 0A4, Toronto, Ontario, on December 15, 2014 at 10:30 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Elizabeth Beale	☐	☐	02. David Colville	☐	☐	03. Sir Graham Day	☐	☐
04. Michael Donovan	☐	☐	05. Michael Hirsh	☐	☐	06. Dana Landry	☐	☐
07. Geoffrey Machum	☐	☐	08. Robert Sobey	☐	☐	09. Catherine Tait	☐	☐
10. Donald Wright	☐	☐						

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	For	Withhold
2. Appointment of Auditors To re-appoint PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorize the board of Directors to fix the Auditors' remuneration.	☐	☐

	Yes	No
3. Declaration of Status – Canadian		

The undersigned certifies that it has made reasonable inquiries as to the Canadian[1] status of the registered holder and/or the beneficial owner of the shares represented by this proxy and has read the management information circular enclosed with this form of proxy/VIF and the definitions set forth below so as to make an accurate Declaration of Status. The undersigned hereby certifies that the shares represented by this proxy/VIF are owned and controlled by a Canadian.

IF YOU DO NOT COMPLETE THIS DECLARATION OF CANADIAN STATUS OR IF IT IS DETERMINED BY DHX MEDIA LTD. OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTANCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY/VIF ARE OWNED AND CONTROLLED BY A CANADIAN, THE SHARES REPRESENTED BY THIS PROXY/VIF WILL BE DEEMED TO BE OWNED AND CONTROLLED BY A PERSON THAT IS NOT A CANADIAN. ☐ ☐

Definitions:
[1] "Canadian" includes, among other persons, Canadian citizens who are ordinarily resident in Canada, certain permanent residents of Canada and corporations incorporated in a Canadian jurisdiction whose Chief Executive Officer and 80% of its directors are Canadians and for which Canadians beneficially own and control not less than 80 per cent of all the issued and outstanding voting shares of the corporation and not less than 80 per cent of the votes. Control for this purpose means any form of control in fact. Reference should be made to the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the *Broadcasting Act* (Canada) for the particulars of the definition of "Canadian" and other applicable definitions.

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s) ☐

Date MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

DHXQ 051618 AR2

17OC14026_013FKA